SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.4)*

NEXTWAVE WIRELESS INC.

(Name of Issuer)

Common Stock, par value $0.07 per share

(Title of Class of Securities)

65337Y409

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3520

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 1, 2012

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS
Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER
            6,899,0831

8

SHARED VOTING POWER
            -0-

9

SOLE DISPOSITIVE POWER
            6,899,083

10

SHARED DISPOSITIVE POWER
            -0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,083

12

Check box if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%2

14

TYPE OF REPORTING PERSON

PN

1

Includes 101,353 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II, L.P. (“Avenue Capital Management II”) and former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds (as defined below).  This number also includes 155,283 shares of common stock held by Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”), 12,081 shares of common stock held by Avenue Investments, L.P. (“Avenue Investments”) and 3,909,431 shares of common stock held by Avenue AIV US, L.P. (“Avenue AIV”), and shares underlying Third Lien Subordinated Secured Convertible Notes (the “Third Lien Notes”) in the principal amount of $134,730,977, convertible into 1,741,834 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International Master, L.P. (“Avenue International”) and Avenue CDP-Global Opportunities Fund, L.P. (“CDP Global” and together with Avenue Spec IV, Avenue Investments, Avenue AIV, and Avenue International, the “Funds”) on October 9, 2008, together with Payment in Kind (“PIK”) interest payable over the term of the Third Lien Notes of $75,733,515, convertible into 979,101 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC (“GenPar”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

6,899,0831

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

6,899,083

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,083

12

Check box if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Marc Lasry

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

6,899,0831

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

6,899,083

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,083

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%2

14

TYPE OF REPORTING PERSON

IN

1

This number represents shares held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

575,9891

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

575,989

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575,989

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%2

14

TYPE OF REPORTING PERSON

PN

1

Includes 47,231 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 155,283 shares of common stock held by Avenue Spec IV and shares of common stock underlying Third Lien Notes in the principal amount of $18,493,194, convertible into 239,084 shares of common stock, issued by the Issuer to Avenue Spec IV on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $10,395,182, convertible into 134,391 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners IV, LLC (“Avenue Capital IV”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

575,9891

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

575,989

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575,989

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue Spec IV.  Avenue Capital IV is the general partner of Avenue Spec IV.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

GL Partners IV, LLC (“GL IV”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

575,9891

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

575,989

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575,989

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue Spec IV.  GL IV is the managing member of Avenue Capital IV, the general partner of Avenue Spec IV.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Investments, L.P. (“Avenue Investments”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

628,0851

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

628,085

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

628,085

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%2

14

TYPE OF REPORTING PERSON

PN

1

Includes 9,399 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 12,081 shares of common stock held by Avenue Investments and Third Lien Notes in the principal amount of $30,036,924, convertible into 388,324 shares of common stock, issued by the Issuer to Avenue Investments on October 9, 2008, together with PIK Interest payable over the term of the Third Lien Notes of $16,884,030, convertible into 218,281 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Partners, LLC (“Avenue Partners”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

1,970,7931

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

1,970,793

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,970,793

12

Check box if the aggregate amount in row (11) excludes certain shares [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue Investments and through Avenue International GenPar (as defined below) as general partner of Avenue International.  Avenue Partners is the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue International Master, L.P. (“Avenue International”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

1,342,7081

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

1,342,708

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,342,708

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%2

14

TYPE OF REPORTING PERSON

PN

1

Includes 16,551 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying the Third Lien Notes in the principal amount of $65,666,531 convertible into 848,953 shares of common stock, issued by the Issuer to Avenue International on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $36,911,758, convertible into 477,204 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).  The aggregate number of securities held through Avenue International also includes 19,688 shares of common stock beneficially owned by a managed account managed by Avenue Capital Management II.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

1,342,7081

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

1,342,708

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,342,708

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

418,7231

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

418,723

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,723

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%2

14

TYPE OF REPORTING PERSON

PN

1

Includes 4,025 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying Third Lien Notes in the principal amount of $20,534,348 convertible into 265,473 shares of common stock, issued by the Issuer to CDP Global on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $11,542,545, convertible into 149,225  shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

418,7231

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

418,723

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,723

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by CDP Global.  CDP Global GenPar is the general partner of CDP Global.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue AIV US, L.P. (“Avenue AIV”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

3,909,4311

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

3,909,431

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,431

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%2

14

TYPE OF REPORTING PERSON

PN

1

Represents shares of common stock held by Avenue AIV.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

3,909,4311

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

3,909,431

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,431

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue AIV.  Avenue AIV GenPar is the general partner of Avenue AIV.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

24,1471

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

24,147

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,147

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09%2

14

TYPE OF REPORTING PERSON

PN

1

Includes 24,147 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a former director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington during his service as a director of the Issuer shall be for the benefit of the Funds.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners V, LLC (“Avenue Capital V”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

24,1471

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

24,147

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,147

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue Spec V.  Avenue Capital V is the general partner of Avenue Spec V.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

GL Partners V, LLC (“GL V”)

2

Check the appropriate box if a member of a group

(a)  [   ]

(b) [   ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

SC; OO

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

24,1471

8

SHARED VOTING POWER

-0-

9

SOLE DISPOSITIVE POWER

24,147

10

SHARED DISPOSITIVE POWER

-0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,147

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares held by Avenue Spec V.  GL V is the managing member of Avenue Capital V, the general partner of Avenue Spec V.

2

Based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amend the following items on Amendment No. 4 to the Schedule 13D originally filed by the Reporting Persons on November 19, 2008, as amended on April 30, 2009, July 10, 2009 and December 18, 2009.  On June 21, 2010, the Issuer effected a 1-for-7 reverse stock split.  The securities reported herein reflect the number of shares of common stock after adjustment for the reverse stock split on June 21, 2010.

Item 3.

Source and Amount of Funds or Other Consideration.

As described further below under Item 4, as an inducement to AT&T’s and Merger Sub’s (as defined below) willingness to enter into the Merger Agreement (as defined below), on August 1, 2012, certain stockholders of the Company who are entitled to vote an aggregate of approximately 59% of the outstanding shares of Nextwave Wireless, Inc. (the “Issuer”) common stock have each entered into separate voting agreements (collectively, the “Voting Agreements”) pursuant to which such stockholders have agreed to vote their shares of Issuer common stock in favor of adoption of the Merger Agreement.  Avenue AIV, Avenue Investments and Avenue Spec IV have collectively entered into a Voting Agreement (the “Avenue Capital Voting Agreement”) with respect to 3,909,431, 12,081 and 155,283 shares of common stock, respectively.  The Reporting Persons have not received any monetary consideration for entering into the Avenue Capital Voting Agreement and did not purchase any securities of the Issuer in connection with the transactions described herein.

Item 4.

Purpose of Transaction.

Merger of Issuer

On August 1, 2012,  the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with AT&T Inc. (“AT&T”) and Rodeo Acquisition Sub Inc. (“Merger Sub”), that provides for the acquisition of the Issuer by AT&T by means of a merger (the “Merger”) of Merger Sub with and into the Issuer.  As a result of the Merger, the Issuer will become a wholly owned subsidiary of AT&T.  The Merger Agreement provides that, upon consummation of the Merger, each share of common stock of the Company will be converted into the right to receive (i) $1.00 per share in cash and (ii) a non-transferable contingent payment right representing a pro rata interest in an amount of up to $25 million held in escrow, which may be reduced in respect of indemnification obligations and other amounts payable to AT&T.  The Merger Agreement contemplates that prior to the effective time of the Merger, the Issuer will form a new holding company for its assets other than its Wireless Communication Services and Advanced Wireless Services wireless spectrum licenses and other assets related exclusively thereto (“NextWave Holdco”) and immediately prior to the closing of the Merger, transfer 100% of the equity in NextWave Holdco to the Third Lien Note holders (the “Third Lien Holders”) in partial redemption of the Third Lien Notes.

Consummation of the Merger is subject to customary conditions, including stockholder approval and all required regulatory approvals.  One of the closing conditions is that the Issuer shall have redeemed all of its outstanding Third Lien Notes, other than those acquired by AT&T on closing pursuant to the Third Lien Note Purchase Agreement entered into among the Third Lien Holders and AT&T (the “Third Lien NPA”) in exchange for 100% of the equity of NextWave Holdco.  The Third Lien Holders include Avenue Spec IV, Avenue Investments, Avenue International and CDP Global.

The Merger Agreement will terminate automatically if the Merger has not occurred on or prior to July 31, 2013 (with an extension for up to two three-month periods at the option of AT&T if requisite regulatory approvals have not been obtained).  In addition, AT&T has the option to terminate the Merger Agreement under certain other circumstances.

CUSIP No:  65337Y102

SCHEDULE 13D

Further details about the Merger are described in the Issuer’s Current Report on Form 8-K filed on August 6, 2012 (the “Issuer Form 8-K”).

Amended and Restated Third Lien Notes

In connection with the transaction, the Third Lien Notes will be amended and restated and split into two series to provide that certain of the Issuer’s obligations to the Third Lien Holders will remain with the Issuer and the remaining obligations will become direct obligations of NextWave Holdco.  In connection with the amended and restated notes, the holders of the Third Lien Notes have agreed that $325 million of the Issuer’s outstanding obligations under the Third Lien Notes will remain the Issuer’s direct obligations and the remaining principal balance of the Issuer’s Third Lien Notes plus accrued and unpaid interest as of the date the Third Lien Notes are amended and restated will become the direct obligations of NextWave Holdco.

NextWave Holdco Call Right

The noteholder representative will be issued a call right (on behalf of the holders of the NextWave Holdco Third Lien Notes) for the purchase of all of the common stock of NextWave Holdco, which will not be exercisable until receipt of any required regulatory approvals and certain other conditions are met, as described further in the Issuer Form 8-K.

Third Lien NPA

AT&T and Third Lien Holders entered into the Third Lien NPA concurrently with the signing of the Merger Agreement, pursuant to which AT&T will purchase the Third Lien Notes immediately prior to the closing of the Merger (and after the partial redemption of the Third Lien Notes for 100% of the equity interests in NextWave Holdco) for $600 million subject to certain deductions and adjustments as described further in the Issuer’s Form 8-K.  The Third Lien Holders have also agreed, among other things, not to transfer the Third Lien Notes without the consent of AT&T, subject to certain exceptions and qualifications relating to such consent right and not to interfere with the Merger or take any action to support a bankruptcy filing of the Issuer.

Voting Agreement

Concurrently with the execution of the Merger Agreement and as an inducement to AT&T’s and Merger Sub’s willingness to enter into the Merger Agreement, certain stockholders of the Company who are entitled to vote an aggregate of approximately 59% of the outstanding shares of the Issuer’s common stock have each entered into  separate Voting Agreements pursuant to which such stockholders have agreed to vote their shares of Issuer common stock in favor of adoption of the Merger Agreement.  Avenue AIV, Avenue Investments and Avenue Spec IV have collectively entered into the Avenue Capital Voting Agreement with respect to 3,909,431, 12,081 and 155,283 shares of common stock, respectively.

The terms of the Avenue Capital Voting Agreement provides certain restrictions on the ability of Avenue AIV, Avenue Investments and Avenue Spec IV to enter into certain voting arrangements or transfer their respective shares until the Avenue Capital Voting Agreement is terminated.  In addition, the Avenue Capital Voting Agreement will terminate upon the earliest to occur of (i) the mutual consent of AT&T and Avenue AIV, Avenue Investments and Avenue Spec IV; (ii) receipt of the affirmative vote of the Issuer’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) the termination of the Merger Agreement; and (iv) reduction of the consideration to be received under the Merger Agreement.

CUSIP No:  65337Y102

SCHEDULE 13D

Stock Transfer Agreement

On August 1, 2012, Avenue AIV, Avenue Investments and Avenue Spec IV entered into a Stock Transfer Agreement to transfer 2,397,367, 7,409 and 95,224 shares of common stock, respectively to Polygon Recovery Fund L.P.  The aggregate purchase price for the aggregate of 2,500,000 shares of common stock sold was $0.01.

The descriptions in this Statement of the Third Lien NPA, Avenue Capital Voting Agreement and Stock Transfer Agreement are qualified in its entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibits 11, 12 and 13, respectively and incorporated by reference in this Statement.

Except as described herein and in the Issuer’s Form 8-K, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name	Number of Shares	Percentage of Class (%)
Avenue Capital Management II	6,899,083	24.9
GenPar	6,899,083	24.9
Marc Lasry	6,899,083	24.9
Avenue Spec IV	575,989	2.1
Avenue Capital IV	575,989	2.1
GL IV	575,989	2.1
Avenue Investments	628,085	2.3
Avenue Partners	1,970,793	7.1
Avenue International	1,342,708	4.9
Avenue International GenPar	1,342,708	4.9
CDP Global	418,723	1.5
CDP Global GenPar	418,723	1.5
Avenue AIV	3,909,431	14.1
Avenue AIV GenPar	3,909,431	14.1
Avenue Spec V	24,147	0.09
Avenue Capital V	24,147	0.09
GL V	24,147	0.09

The percentage of class is calculated based on 27,659,067 shares of common stock as calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (comprised of 24,938,132 shares of common stock outstanding on May 2, 2012, together with the 1,741,834 shares of common stock underlying the Third Lien Notes and the 979,101 shares of common stock underlying the PIK interest).

CUSIP No:  65337Y102

SCHEDULE 13D

As a result of the Voting Agreements discussed above in Item 6, Avenue AIV, Avenue Investments and Avenue Spec IV together with the other stockholders who have each entered into separate Voting Agreements, and who collectively beneficially own approximately 59% of the outstanding shares of the Issuer’s common stock, may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any common stock beneficially owned by any of the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)

The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares.

(c)

Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s common stock in the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of common stock covered by this Statement.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses in Items 4 and 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement, the agreements incorporated herein by reference and set forth as exhibits hereto, and the other agreements in connection with the Merger as described in the Issuer’s Form 8-K, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on November 19, 2008).

CUSIP No:  65337Y102

SCHEDULE 13D

Exhibit 2

Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3

Warrant Agreement dated as of October 9, 2008, between Avenue AIV US, L.P. and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 4

Designated Director Agreement dated as of October 9, 2008, between Avenue Capital II and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.7 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 5

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 6

Registration Rights Agreement dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 7

Additional Warrant Agreement dated as of April 8, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 4.14 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2009).

Exhibit 8	Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, among NextWave Wireless Inc. as parent guarantor, NextWave Wireless LLC, as issuer,

NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, as guarantors, Avenue AIV US, L.P, as the note purchaser, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 8 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 9

Warrant Agreement dated as of July 2, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 9 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 10

Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc. (incorporated by reference to Exhibit 10 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

CUSIP No:  65337Y102

SCHEDULE 13D

Exhibit 11

Note Purchase Agreement, dated as of August 1, 2012, among AT&T Inc., the Holders listed on Schedule I thereto and Wilmington Trust, National Association as Holder Representative, in respect of the Third Lien Notes (incorporated by reference to Exhibit 99.3 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

Exhibit 12	Voting Agreement dated as of August 1, 2012, by and between AT&T, Inc, Avenue AIV US, L.P., Avenue Investments, L.P. and Avenue Special Situations Fund IV, L.P.

Exhibit 13	Stock Transfer Agreement dated as of August 1, 2012, by and between Avenue AIV US, L.P., Avenue Investments, L.P. , Avenue Special Situations Fund IV, L.P. and Polygon Recovery Fund L.P.
Exhibit 14	Power of Attorney (incorporated by reference to Exhibit 24.2 to Form 3/A filed by Avenue Capital Management II, L.P. and other joint filers on July 27, 2010).

CUSIP No:  65337Y102

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 9, 2012

MARC LASRY

/s/ Eric Ross as attorney-in-fact

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II

GenPar, LLC,

its General Partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By:  Avenue Capital Partners IV, LLC,

its General Partner

By:  GL Partners IV, LLC,

its Managing Member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL PARTNERS IV, LLC

By:  GL Partners IV, LLC,

its Managing Member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

CUSIP No:  65337Y102

SCHEDULE 13D

GL PARTNERS IV, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:  Avenue Partners, LLC,

its General Partner

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By: Avenue International Master Fund

GenPar, Ltd.

its General Partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title:  Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Director

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:  Avenue Global Opportunities Fund

GenPar, LLC

its General Partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

CUSIP No:  65337Y102

SCHEDULE 13D

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE AIV US, L.P.

By:  Avenue AIV US GenPar, LLC

its General Partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:  Avenue Capital Partners V, LLC,

its General Partner

By:  GL Partners V, LLC,

its Managing Member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

By:  GL Partners V, LLC,

its Managing Member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

CUSIP No:  65337Y102

SCHEDULE 13D

GL PARTNERS V, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member